Value Line Funds

7 Times Square, Suite 1606

New York, New York 10036-6524

November 12, 2020

Via Edgar Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Megan Miller

Re: Value Line Asset Allocation Fund, Inc. (“Asset Allocation Fund”) SEC File No. 811-07702

Dear Ms. Miller:

This letter responds to a comment by the staff of the Securities and Exchange Commission (the “Commission”) transmitted orally to Peter Lowenstein on October 29, 2020, relating to the financial statements of the above referenced fund (the “Fund”) for the fiscal year ended March 31, 2020.

Comment: Footnote (3) on page 33 of the Fund’s Annual Report does not appear to be in compliance with Regulation S-X, 12-12, footnote 4. Please explain.

Response: This Footnote will be revised in all future reports to comply with Regulation S-X.

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I trust that this response adequately addresses your comment.

Should you have any further questions or comments, please do not hesitate to contact me at (212) 907-1850.

Very truly yours,

By:	/s/ Peter D. Lowenstein
Peter D. Lowenstein
Legal Counsel to the Value Line Mutual Funds